December 9, 2020

VIA EDGAR

Mr. Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Vivos Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-249412)

Dear Mr. Campbell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of Vivos Therapeutics, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-249412) (as amended, the “Registration Statement”), relating to the public offering of shares of the common stock of the Registrant, so that the Registration Statement may be declared effective on December 10, 2020 at 5:00 P.M. Eastern Time, or as soon thereafter as practicable. The undersigned, as the representative of the underwriters, confirms that we are aware of our obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 1,200 copies of the preliminary prospectuses dated November 25, 2020, through the date hereof.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

cc:	Lawrence A. Rosenbloom (Ellenoff Grossman & Schole LLP)
Christopher J. Barry (Dorsey & Whitney LLP)